Filed by Horizon Bancorp pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

 Subject Company: Wolverine Bancorp, Inc.
Commission File No. 001-35034
This filing relates to the proposed merger transaction between Horizon Bancorp (“Horizon”) and Wolverine Bancorp, Inc. (“Wolverine Bancorp”) pursuant to the terms of an Agreement and Plan of Merger dated as of June 13, 2017 (the “Merger Agreement”) between Horizon and Wolverine Bancorp.  The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to the Current Report on Form 8-K filed by Horizon on June 14, 2017.

Set forth below are talking points which were prepared in connection with the proposed merger transaction between Horizon and Wolverine Bancorp.  The talking points were provided to employees of Horizon and Wolverine Bancorp, and their respective wholly-owned bank subsidiaries, Horizon Bank, National Association, and Wolverine Bank, on June 14, 2017.

Additional Information for Shareholders

In connection with the proposed merger, Horizon will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Wolverine Bancorp and a prospectus of Horizon, as well as other relevant documents concerning the proposed transaction.  Shareholders and investors are urged to read the Registration Statement and the proxy statement/prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  A free copy of the proxy statement/prospectus (when it becomes available), as well as other filings containing information about Horizon and Wolverine Bancorp, may be obtained free of charge at the SEC’s website at www.sec.gov.  You will also be able to obtain these documents, free of charge, from Horizon at www.horizonbank.com under the tab “About Us – Investor Relations – Documents – SEC Filings,” or from Wolverine Bancorp at www.wolverinebank.com under the tab “Investor Information – SEC Filings.”  The information available through Horizon’s and Wolverine Bancorp’s websites is not and shall not be deemed part of this filing or incorporated by reference into other filings Horizon or Wolverine Bancorp make with the SEC.

Horizon and Wolverine Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wolverine Bancorp in connection with the proposed merger.  Information about the directors and executive officers of Horizon is set forth in Horizon’s Annual Report on Form 10-K filed with the SEC on February 28, 2017, and in the proxy statement for Horizon’s 2017 annual meeting of shareholders, as filed with the SEC on March 17, 2017.  Information about the directors and executive officers of Wolverine Bancorp is set forth in Wolverine Bancorp’s Annual Report on Form 10-K filed with the SEC on March 31, 2017, and in the proxy statement for Wolverine Bancorp’s 2017 annual meeting of shareholders, as filed with the SEC on April 17, 2017.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects,” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” “may,” or by variations of such words or by similar expressions.  These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time.  Forward-looking statements speak only as of the date they are made, and neither Horizon nor Wolverine Bancorp assumes any duty to update forward-looking statements.  In addition to factors previously disclosed in Horizon’s and Wolverine Bancorp’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Wolverine Bancorp’s shareholders; delay in closing the merger; difficulties and delays in integrating Horizon’s and Wolverine Bancorp’s businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Horizon’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act.

*   *   *   *   *   *   *   *   *   *

TALKING POINTS
The merger of our companies is a tremendous opportunity that will make an impact on the communities we call home.  It’s very important that we provide consistent communications to those affected by the merger – from members of our community, customers, employees and shareholders.   These talking Points are for the purpose of providing the designated spokespersons a guide when speaking with third parties as it relates to all inquiries made on the plan to merge Horizon Bancorp and Wolverine Bancorp and their related bank subsidiaries.

QUICK FACTS
-	Wolverine Bank will assume the Horizon Bank name once all regulatory and other closing conditions are met – the merger is anticipated to close by late third or early fourth quarters 2017.
-	The name change is anticipated to take place late in the fourth quarter at the same time we complete the data processing conversion.

CUSTOMERS & COMMUNITIES
-
The team of experienced bankers at Wolverine Bank will continue to be led by Dave Dunn.  In addition Rick Rosinski, John Schmitt, Brian Cherry and Jeremy Clark have agreed to stay with us to help lead these efforts.  Dave, Rick and John are well-known to the customers and communities in the Great Lakes Bay Region; and Dave, Brian and Jeremy are well known in the Detroit Metro area.  They will provide considerable experience and leadership as we continue to build upon the opportunities in the great state of Michigan.

-	Wolverine Bank and Horizon Bank have comparable cultures and solid history of financial performance as recognized in their Bauer Financial Five-Star Ratings.
-
Horizon will create a local community advisory board.  This advisory board will assist Horizon in understanding the local economy, provide local market knowledge, assist with business development efforts and allocate donation dollars to local not for profit organizations.

-	Horizon’s in-house lending limit is higher than Wolverine Bank’s lending limit and therefore will enhance the availability of credit to the local business, agricultural and governmental entities.
-	Horizon will add value to Wolverine Bank’s customer base through an expanded branch network, treasury management and wealth and investment management services.
-	Horizon is committed to grow the business, consumer, mortgage and agricultural lending in the Great Lakes Bay Region along with Greater Lansing, Oakland County and Grand Rapids regions.
-
Customers will experience the same friendly employees at their favorite office location as all Wolverine Bank’s retail branch personnel will be retained, subject to completing Horizon’s standard background checks and drug screening.

-	Horizon has considerable experience and success in merging and integrating community banks.

SHAREHOLDERS
(Note that many of these references are to Horizon and Wolverine Bancorp representatives should be careful about speaking for Horizon and referencing its history and performance.)
-	The planned merger provides improved stock liquidity if needed, to Wolverine Bancorp’s shareholders given that Horizon’s average daily trading volume is over 60,000 shares.
-	Wolverine Bank’s office locations help to expand Horizon’s reach into the Great Lakes Bay Region of Michigan.
-	Dave Dunn will be named Market President of the Great Lakes Bay Region.
-	Horizon has successfully integrated prior mergers.
-	Horizon is a community bank focused on growth in the States of Indiana, Michigan and Ohio.
-	Horizon has a long history of supporting local communities in the form of cash contributions, volunteerism and reinvestment within the communities we serve.
-	Horizon’s focus is on retaining, hiring and promoting people from within local communities.
-
Horizon does not provide forward looking financial information and therefore no comments will be made as related to earnings accretion, dilution to tangible book value per share or the payback period on tangible book value dilution.

Media and Shareholder Inquiries
All media and shareholder inquiries are to be referred to our respective official spokespersons as listed below.

-	Wolverine Bank
	o Dave Dunn, President & CEO	989-839-8760
	o Rick Rosinski, COO	989-839-8771

-	Horizon Bank
	o Craig M. Dwight, Chairman & CEO	219-873-2725
	o Mark E. Secor, EVP & CFO	219-873-2611